                                                    ----------------------------
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*

                          DATALOGIX INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   237923107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Raymond L. Ocampo Jr.
             Senior Vice President, General Counsel and Secretary
                               Oracle Corporation
                               500 Oracle Parkway
                         Redwood City, California 94065
                                 (415) 506-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 24, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

--------------------
CUSIP NO.  237923107
--------------------

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ORACLE CORPORATION

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]*
                                                                (b) [_]

-------------------------------------------------------------------------------
 3    SEC USE ONLY



-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC

-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [X] ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            1,566,287*

      SHARES       ------------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          -0-
     OWNED BY
                   ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             1,566,287*

      PERSON       ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,566,287*

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]



-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.37%* (as of September 24, 1996)

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO

-------------------------------------------------------------------------------

SCHEDULE 13D

--------------------
CUSIP NO.  237923107
--------------------

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DELPHI ACQUISITION CORPORATION

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]*
                                                                (b) [_]

-------------------------------------------------------------------------------
 3    SEC USE ONLY



-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC

-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [_] ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            *

      SHARES       ------------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          -0-
     OWNED BY
                   ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             *

      PERSON       ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      *

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]



-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      *

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO

-------------------------------------------------------------------------------

*On September 24, 1996, Oracle Corporation ("Oracle") and Delphi Acquisition Corporation ("Acquisition Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Datalogix International Inc. (the "Company"), pursuant to which Acquisition Sub will be merged with and into the Company, the separate corporate existence of Acquisition Sub will cease, and the Company will continue as the surviving corporation and wholly owned subsidiary of Oracle.

ITEM 1.  SECURITIES AND ISSUER

     This statement relates to the shares of Common Stock, $.01 par value (including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of August 27, 1996 between Datalogix International Inc., a New York corporation (the "Company") and The First National Bank of Boston, collectively, the "Shares"), of the Company. The Company's principal executive offices are located at 100 Summit Lake Drive, Valhalla, New York 10595.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by Oracle Corporation, a Delaware corporation ("Oracle"), and Delphi Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Oracle Corporation ("Acquisition Sub"). Acquisition Sub was formed for the purpose of effecting the proposed merger (the "Merger") pursuant to the Agreement and Plan of Merger dated as of September 24, 1996, among Acquisition Sub, Oracle and the Company (the "Merger Agreement"), whereby Acquisition Sub will be merged with and into the Company, the separate corporate existence of Acquisition Sub will cease and the Company will continue as the surviving corporation and wholly owned subsidiary of Oracle. Oracle's and Acquisition Sub's principal executive offices are located at 500 Oracle Parkway, Redwood City, California 94065. Oracle is the world's leading independent supplier of software for information management.

     The names, business addresses and present principal occupations of the directors and executive officers of Oracle and Acquisition Sub are set forth in the attached Appendix I, which is incorporated by reference. To the best of Oracle's and Acquisition Sub's knowledge, all directors and executive officers of Oracle and Acquisition Sub are citizens of the United States.

     Except as set forth below, neither Oracle or Acquisition Sub nor, to the best of Oracle's and Acquisition Sub's knowledge, any director or executive officer of Oracle or Acquisition Sub listed on the attached Appendix I has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     On September 24, 1993, the Securities and Exchange Commission (the "SEC") concluded a private investigation into disclosure, accounting, and trading issues at Oracle by filing a complaint in the United States District Court, Northern District of California. The complaint alleged violations of Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rules 12b-20 and 13a-13 promulgated thereunder, which impose certain financial disclosure and internal recordkeeping obligations on Oracle. The SEC alleged that Oracle issued inaccurate financial reports during the period from August 1989 through November 1990 due to inadequate internal accounting controls. The complaint did not allege fraud or intentional wrongdoing.

     Without admitting any wrongdoing, Oracle agreed to conclude the matter by consenting to entry of a final judgment, enjoining future violations of those sections and rules, and imposing a civil penalty of $100,000. The penalty was paid on October 27, 1993. The final judgment was approved and entered by the Court on October 20, 1993.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Approximately $81,000,000 (the "Purchase Price") will be required in order to pay the holders of all of the outstanding Shares (including the associated Rights) of the Company (excluding amounts in excess of $8.00, if any, paid to shareholders exercising dissenters rights), other than shares of Common Stock held by Oracle or any of its subsidiaries. The funds for the entire Purchase Price will come from Oracle's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the Shares by Acquisition Sub is to enable Oracle to acquire the entire equity interest in the Company by means of a merger of Acquisition Sub with and into the Company. Pursuant to the terms of the Merger Agreement, all of the shareholders of the Company (other than Oracle, any of its subsidiaries and shareholders exercising appraisal rights pursuant to the New York Business Corporation Law ("NYBCL")) will be paid a cash consideration of $8.00 per Share (the "Merger Consideration") in accordance with the terms of the Merger Agreement. The transaction is structured as a merger in order to ensure the acquisition by Oracle and its affiliates of all of the outstanding shares of Common Stock. Following the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Oracle (the "Surviving Corporation"). Upon consummation of the Merger (the "Effective Time"), the Company's shareholders (other than Oracle and any of its subsidiaries) will no longer have an equity interest in the Company and instead will have only the right to receive the Merger Consideration or to exercise statutory appraisal rights.

     The directors and officers of Acquisition Sub at the Effective Time shall be the initial directors and officers, respectively, of the Surviving Corporation. The Certificate of Incorporation and Bylaws of the Company in effect at the Effective Time shall the Certificate of Incorporation and Bylaws of the Surviving Corporation until amended in accordance with applicable law.

     The Company would, as a result of the Merger, become a privately held company. The Company's Common Stock would cease trading entirely, the registration of the Company's Common Stock under the Exchange Act would terminate and the Company would cease filing reports with the SEC. Moreover, the Company would be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange Act and its officers, directors and 10% shareholders would be relieved of the reporting requirements and restrictions on insider trading under Section 16 of the Exchange Act. Accordingly, less information would be required to be made publicly available regarding the Company than presently is the case.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of September 19, 1996, Oracle was the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 1,566,287 Shares, representing 13.37% of all outstanding Shares, based on information furnished to Oracle by the Company that 11,711,776 Shares were outstanding as of September 19, 1996. To the best knowledge of Oracle, no Shares are beneficially owned by any of its executive officers or directors.

     (b) Oracle has the sole power to vote or direct the vote, and to dispose or direct the disposition of, the 1,566,287 Shares listed as beneficially owned by Oracle in Item 5(a).

     (c) Oracle had no transactions in Shares during the past 60 days, other than transactions in connection with the Merger. To the best of Oracle's knowledge, no director or executive officer of Oracle has engaged in any transactions in Shares during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                       THE AGREEMENT AND PLAN OF MERGER

     The following summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, attached to this Schedule as Exhibit 1 and incorporated herein by reference. Certain capitalized terms used in this description and not elsewhere defined are defined in the Merger Agreement and used with the meaning provided therein.

GENERAL

     The Merger. The Merger Agreement provides for the merger of Acquisition Sub with and into the Company. The Company will be the surviving corporation (the "Surviving Corporation") and it will continue its corporate existence under the laws of the State of New York. At the Effective Time (as defined below), the separate corporate existence of Acquisition Sub shall cease. The Surviving Corporation shall possess all the rights, privileges, immunities, powers and purposes of the Company and Acquisition Sub, and the Surviving Corporation shall assume and become liable for all liabilities, obligations and penalties of the Company and Acquisition Sub. Notwithstanding the foregoing, Oracle, at its sole election, may substitute any direct or indirect wholly owned subsidiary of Oracle for Acquisition Sub. Further, Oracle may elect, at any time prior to the Effective Time, that the Company shall be merged with and into Acquisition Sub.

     Effective Time of Merger. The effective time of the Merger will occur upon the filing of the Certificate of Merger with the Delaware Secretary of State and the Department of State of the State of New York (the "Effective Time"). The Certificate of Merger will be filed no later than the second business day after satisfaction or waiver of all the conditions precedent to the Merger including obtaining the requisite approval and adoption of the Merger Agreement and the Merger by the shareholders of the Company at the special meeting of shareholders to be held by the Company in connection with the Merger (the "Special Meeting").

     Directors and Officers; Certificate of Incorporation; Bylaws. Pursuant to the Merger Agreement, the directors and officers of Acquisition Sub at the Effective Time shall be the initial directors and officers, respectively, of the Surviving Corporation. The Certificate of Incorporation of the Company in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law. The Bylaws of the Company in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until amended in accordance with applicable law.

     Treatment of Shares in the Merger. At the Effective Time: (a) each Share outstanding immediately prior to the Effective Time, except for (i) Shares then owned by Oracle or any of its subsidiaries, (ii) Shares then owned by the Company or any of its subsidiaries and (iii) Shares held by holders exercising dissenters rights (the "Dissenting Shares"), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $8.00 in cash (the "Merger Consideration"), without interest, upon surrender of the certificate representing such Share; and (b) each Share outstanding immediately prior to the Effective Time which is then owned by Oracle, the Company or any of their respective subsidiaries shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and cease to exist, without any conversion thereof.

     Holders of Shares who do not vote in favor of the Merger at the Special Meeting and who shall have properly elected to dissent in the manner provided in
Section 623 of the NYBCL shall be entitled to payment of the fair value of their Shares in accordance with the provisions of Section 623.

     Each Acquisition Sub common share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for one fully paid and nonassessable common share of the Surviving Corporation.

     Oracle will designate a third party to act as the paying agent (the "Paying Agent") under the Merger Agreement. Prior to the Effective Time, Oracle shall, from time to time, make available to the Paying Agent cash in an aggregate amount equal to the product of: (x) the number of Shares outstanding immediately prior to the Effective Time (other than Shares owned by Oracle, the Company or any of their respective subsidiaries and Dissenting Shares); and (y) the Merger Consideration (such amount being hereinafter referred to as the "Exchange Fund"). The Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for under the Merger Agreement out of the Exchange Fund.

     Promptly after the Effective Time, the Paying Agent shall mail to each holder of record as of the Effective Time (other than Oracle, the Company or any of their respective subsidiaries) of an outstanding certificate or certificates for Shares (the "Certificates"), a letter of transmittal and instructions for use in effecting the surrender of such certificates for payment in accordance with the Merger Agreement. Upon the surrender to the Paying Agent of a Certificate, together with a duly executed letter or transmittal, the holder thereof shall be entitled to receive cash in an amount equal to the product of the number of Shares represented by such Certificate and the Merger Consideration, less any applicable withholding tax, and such Certificate shall then be canceled.

     Until surrendered pursuant to the procedures described above, each Certificate (other than Certificates representing Shares owned by Oracle, the Company or any of their respective subsidiaries and Certificates representing Dissenting Shares) shall represent for all purposes the right to receive the Merger Consideration in cash multiplied by the number of Shares evidenced by such Certificate, without any interest thereon, subject to any applicable withholding obligations.

     After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for an amount in cash equal to the Merger Consideration multiplied by the number of Shares evidenced by such Certificate, without any interest thereon, subject to any applicable withholding obligations.

     Any portion of the Exchange Fund which remains unclaimed by the shareholders of the Company for one year after the Effective Time (including any interest, dividends, earnings or distributions received with respect thereto) shall be repaid to the Surviving Corporation, upon demand. Any shareholders of the Company who have not theretofore complied with the procedures set forth above shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration per Share, without any interest thereon, but shall have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation under New York law. Notwithstanding the foregoing, neither the Paying Agent nor any party to the Merger Agreement shall be liable to any holder of certificates formerly representing Shares for any amount to be paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     Treatment of Employee Stock Plans.

     Amended and Restated 1992 Incentive Stock Plan; 1986 Key Employees Stock
     ------------------------------------------------------------------------
Option Plan.  The Merger Agreement provides that each outstanding option to
-----------
purchase Shares issued pursuant to the Company's Amended and Restated 1992 Incentive Stock Plan and the 1986 Key Employees Stock Option Plan of Datalogix Formula Systems, Inc. (collectively, the "Option Plans"), whether vested or unvested, shall be assumed by Oracle. Each such option assumed by Oracle shall be exercisable upon the same terms and conditions as under the applicable Option Plan and option agreement, except that (i) the option shall be exercisable for such number of shares of Common Stock of Oracle equal to the product of (x) the number of Shares for which such option was exercisable and (y) the Merger Consideration divided by the average closing price of Oracle's Common Stock on the Nasdaq National Market for the five consecutive trading days prior to the Effective Time (the "Conversion Number") and (ii) the exercise price of such option shall be equal to the exercise price of such option divided by the Conversion Number.

     1995 Director Option Plan.  The Merger Agreement provides that each
     -------------------------
outstanding option to purchase Shares issued pursuant to the Company's 1995 Director Option Plan (the "Directors Plan"), whether vested or unvested, shall be assumed by Oracle. Each such option assumed by Oracle shall be exercisable upon the same terms and conditions as under the Directors Plan and the applicable option agreement, except that the consideration payable upon exercise in respect of each Share covered by such option shall be the Merger Consideration.

     1995 Employee Stock Purchase Plan.  Pursuant to the Merger Agreement the
     ---------------------------------
Company has agreed to take all actions reasonably necessary to cause the last day of the "Offering Period" (as such term is used in the Company's 1995 Employee Stock Purchase Plan ("ESPP")), to be the date immediately prior to the closing date of the Merger (the "Final Purchase Date"), and apply the funds within each participant's withholdings account on the Final Purchase Date to the purchase of whole Shares in accordance with the terms of the ESPP.

CONDITIONS TO THE MERGER; WAIVER

     Conditions to Each Party's Obligations. Pursuant to the Merger Agreement, the respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by law), on or prior to the Closing Date (as defined in the Merger Agreement) of the following conditions:
(i) the adoption and approval of the Merger Agreement by the requisite vote of the shareholders of the Company; (ii) no statute, rule, order, decree or regulation shall have been enacted or promulgated that prohibits the consummation of the Merger; (iii) no order or injunction shall preclude, restrain, enjoin or prohibit the consummation of the Merger; and (iv) any applicable waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall have expired or been terminated.

     Additional Conditions to Obligations of the Company. Pursuant to the Merger Agreement, the obligation of the Company to effect the Merger is also subject to the satisfaction or waiver of the following conditions: (i) the representations and warranties of Oracle and Acquisition Sub shall be true and correct as of the Effective Time, unless the failure to be true and correct could not reasonably be expected to cause a Material Adverse Effect (as such term is defined below) on Oracle and its subsidiaries taken as a whole; and (ii) Oracle and Acquisition Sub shall have performed or complied in all material respects with all agreements and covenants required by the Agreement to be performed or complied with by them prior to the Effective Time.

     Additional Conditions to Obligations of Oracle and Acquisition Sub. Pursuant to the Merger Agreement, the obligation of Oracle and Acquisition Sub to effect the Merger is also subject to the satisfaction or waiver of the following conditions: (i) the representations and warranties of the Company shall be true and correct as of the Effective Time, unless the failure to be true and correct could not reasonably be expected to cause a Material Adverse Effect (as defined below) on the Company and its subsidiaries taken as a whole;
(ii) the Company shall have performed or complied in all material respects with all agreements, conditions and covenants required by the Agreement to be performed or complied with prior to the Effective Time; (iii) after the date of the Merger Agreement there shall not be threatened or instituted and continuing, any action, suit or proceeding against the Company, Oracle or Acquisition Sub or any Indemnified Person (as defined in the Merger Agreement) by a governmental agency or any other person (x) related to the Merger or the transactions contemplated by the Merger Agreement, (y) who is or was a shareholder of the Company, whether on behalf of such shareholder or in a derivative action on behalf of the Company, or (z) which, individually, or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole; (iv) Oracle shall have received an opinion as to certain matters from the Company's counsel, and in the event that such counsel is unable to provide an opinion to the effect that certain contracts to which the Company is a party do not require the consent of the respective counterparties thereto in order for such counterparties to be bound thereby after the Merger has been consummated, then the written consent of such third parties will have been obtained; (v) no event shall have occurred which could reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole; and (vi) the aggregate number of Dissenting Shares shall not be equal to or exceed 10% of the Shares outstanding immediately prior to the Effective Time.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after shareholder approval of the terms of the Merger Agreement by the shareholders of the Company; (i) by mutual written consent of Oracle and the Company; (ii) by either Oracle or the Company if any governmental entity shall have issued an order, decree or ruling prohibiting the Merger and such ruling shall have become final and nonappealable; (iii) by Oracle or the Company if the Merger shall not have been consummated by January 31, 1997; provided, however, that such date shall be February 28, 1997 if the sole condition that the Company has not satisfied is the existence of certain litigation that has been threatened or instituted after the date of the Merger Agreement (provided that such party's failure to perform its obligations under the Merger Agreement has not caused the failure of the Merger to occur); (iv) by Oracle or Acquisition Sub in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which has not been cured within 15 days of notice thereof and which could reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole; (v) by Oracle or Acquisition Sub if the Company's Board of Directors (x) has withdrawn, modified or amended its recommendation of the Merger Agreement or the Merger, (y) has approved or recommended a Takeover Proposal (as defined under "-- No Solicitation" below), or (z) has entered into an agreement with a third party with respect to any Takeover Proposal, or the Company's Board of Directors shall have resolved to take any of such actions; (vi) by the Company in connection with entering into a Takeover Proposal, provided it has complied with all of its obligations provided thereunder, including the notice provisions therein, and that it makes simultaneous payment of the Expenses (as defined in the Merger Agreement) and the Termination Fee (as defined under "-- Fees and Expenses" below); or (vii) by the Company, if Acquisition Sub or Oracle shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement which has not been cured within 15 days of notice thereof. The Merger Agreement provides that in the event of its termination, no party thereto will have any liability or further obligation to any other party to the Merger Agreement, provided that any termination shall be without prejudice to the rights of any party to the Merger Agreement arising out of breach by any other party of any representation, covenant or agreement contained in the Merger Agreement, and provided further, that certain obligations under the Merger Agreement shall survive any termination, including the obligation to pay the Termination Fee as described below.

FEES AND EXPENSES

     Each party to the Merger Agreement has agreed to pay its own fees and expenses, except as stated below. The Company has agreed to pay the sum of (a) the lesser of the amount of Oracle's Expenses or $1,000,000, and (b) $3,000,000 (the "Termination Fee") upon demand if (i) Oracle or Acquisition Sub terminates the Merger Agreement as a result of actions described in (v) above; (ii) the Company terminates the Merger Agreement as a result of actions described in (vi) above; or (iii) prior to any termination of this Merger Agreement (other than pursuant to (i), (ii) or (vii) above, or by the Company pursuant to (iii) above), the Company breaches its covenant with respect to Takeover Proposals or a Takeover Proposal shall have been made and within 12 months of such termination, a transaction constituting a Takeover Proposal is consummated or the Company enters into an agreement with respect to, approves or recommends or takes any action to facilitate such Takeover Proposal.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of the Company to Oracle and Acquisition Sub, including with respect to the following matters: (i) the due organization and valid existence of the Company and its subsidiaries, and similar corporate matters; (ii) the capitalization of the Company and its subsidiaries; (iii) the due authorization, execution and delivery of the Merger Agreement, its binding effect on the Company, and the Board of Directors' recommendation of the Merger to the Company's shareholders;
(iv) regulatory filings and approvals, and the lack of conflicts between the Merger Agreement and the transactions contemplated thereby with the Company's Certificate of Incorporation or Bylaws, any contract to which it or its subsidiaries are parties, or any law, rule, regulation, order, writ, injunction or decree binding upon the Company or its subsidiaries; (v) the accuracy of the Company's SEC filings, its financial statements and the absence of undisclosed liabilities; (vi) the vote required to approve the Merger under the NYBCL; (vii) the absence of pending or threatened litigation; (viii) the absence of defaults or violations of the Company's Certificate of Incorporation or Bylaws, certain agreements, laws, rules, regulations, orders, judgments or decrees; (ix) the status of the Company's intellectual property; (x) certain tax matters; (xi) the Company's title to its properties; (xii) the status of the Company's employee benefit plans; (xiii) labor matters; (xiv) environmental matters; (xv) specified Company contracts; (xvi) the accuracy of the information provided by the Company for inclusion in the Company's Proxy Statement filed in connection with the Merger (the "Proxy Statement"); (xvii) the opinion of Robertson, Stephens & Company, the Company's financial advisor ("Robertson, Stephens"); (xviii) the absence of any brokers or finders (other than Robertson, Stephens); and (xix) various other matters. Such representations and warranties are subject, in certain cases, to specified exceptions and qualifications, including without limitation, those exceptions that are disclosed in writing to Oracle (the "Company Disclosure Schedule"). In many instances the representations and warranties given by the Company are subject to the qualification that the applicable representation or warranty would not fail to be true and correct unless it would have a Material Adverse Effect. For purposes of the Merger Agreement, "Material Adverse Effect" means any individual material adverse effect, or adverse effects in the aggregate (whether or not related and whether or not any individual effect is material) which are material, on the business, operations, properties (including intangible properties), condition (financial or otherwise), prospects, assets or liabilities of the Company and its subsidiaries taken as a whole.

Such term includes without limitation (i) any individual adverse effect, or adverse effects in the aggregate (whether or not related and whether or not any individual effect is material) which result in liability to the Company or its subsidiaries, or could reasonably be expected to result in liability to the Company or its subsidiaries, of in excess of $1,500,000, individually, or $2,500,000, in the aggregate, except that for certain purposes, including whether or not for purposes of determining whether the Company's representations and warranties are true as if made as of the Effective Time, such amounts will be $3,000,000, individually, and $5,000,000, in the aggregate, (ii) any judgment, injunction, order or decree that is binding upon the Company or any of its subsidiaries which obligates the Company or any of its subsidiaries to take or refrain from taking any action and which was issued in connection with litigation instituted after the date of the Merger Agreement that either (x) relates to the transactions contemplated by the Merger Agreement or (y) was brought by a shareholder or former shareholder of the Company whether individually or in a derivative action on behalf of the Company.

     The Merger Agreement also contains representations and warranties of Oracle and Acquisition Sub to the Company, including with respect to the following matters: (i) the due organization and valid existence of each of Oracle and Acquisition Sub and similar corporate matters; (ii) the due authorization, execution and delivery of the Merger Agreement by Oracle and Acquisition Sub, and its binding effect on such parties; (iii) regulatory filings and approvals, and the absence of conflicts of the Merger Agreement and the transactions contemplated thereby with the certificate of incorporation or bylaws (or equivalent documents) of each of Oracle and Acquisition Sub, or with any contract binding upon Oracle or Acquisition Sub, or with any law, rule, regulation, order, writ, injunction or decree binding upon any of such parties;
(iv) Oracle's and Acquisition Sub's access to cash funds sufficient to consummate the transactions contemplated by the Merger Agreement; (v) the formation and absence of prior activities of Acquisition Sub; (vi) the accuracy of the information provided by Oracle or Acquisition Sub for inclusion in the Proxy Statement; (vii) the absence of brokers and finders; and (viii) the absence of litigation that would prohibit the Merger. Such representations and warranties are subject, in certain cases, to specified exceptions and qualifications.

CONDUCT OF BUSINESS PENDING THE MERGER

     The Company has agreed that, except as expressly contemplated in the Merger Agreement, as set forth in the Company Disclosure Schedule, or as agreed to by Oracle, during the period from the date of the Merger Agreement and continuing until the earlier of termination of the Merger Agreement or the Effective Time, the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its subsidiaries will use its reasonable commercial efforts to preserve intact its business organizations and maintain its existing relationships with customers, suppliers, employees, creditors and business partners. The Company has further agreed that during such period, the Company will not, and will not permit its subsidiaries to, among other things: (i) amend its or its subsidiaries' certificate of incorporation or bylaws or similar organizational documents; (ii) declare, set aside or pay any dividend or other distribution in respect of any of its capital stock or that of its subsidiaries;
(iii) redeem, purchase or otherwise acquire any shares of capital stock of the Company or its subsidiaries; (iv) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries (other than the issuance of Shares upon the exercise of outstanding Company stock options); (v) split, combine or reclassify the outstanding capital stock of the Company or its subsidiaries; (vi) acquire or agree to acquire any material assets either by purchase, merger, consolidation, sale of shares in its subsidiaries or otherwise; (vii) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any intellectual property or any material assets other than pursuant to grants of nonexclusive end-user licenses in the ordinary course of business consistent with past practice; (viii) grant any increase in the compensation payable by the Company or its subsidiaries to any of its executive officers or key employees (other than regularly scheduled pay increases of not more than 10% per annum); (ix) adopt, amend or accelerate the payment or vesting of the amounts payable under any existing, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan except as expressly contemplated by the Merger Agreement; (x) enter into or modify any employment or severance agreement with or, except in accordance with the existing Company policies or as required by applicable law, grant any severance or termination pay to any officer, director or employee of the Company or its subsidiaries, or enter into any collective bargaining agreement, (xi) materially modify, amend or, without Oracle's prior written consent (which consent shall not be unreasonably withheld), terminate any of its material contracts or waive, release or assign any material rights or claims; (xii) incur or assume any indebtedness in amounts not consistent with past practice, or materially modify any indebtedness or other liability; (xiii) assume, guarantee, endorse or otherwise become liable for the obligations of any other person, other than immaterial amounts, in the ordinary course of business consistent with past practice and other than for any subsidiary; (xiv) make any loans, advances or capital contributions to, or investments in, any other person; (xv) enter into any material commitment or transaction; (xvi) change any of the accounting methods used by it unless required by GAAP; (xvii) make or agree to make any new capital expenditures in excess of $100,000 in the aggregate; (xviii) make any material tax election (unless required by law) or settle or compromise any material income tax liability; (xix) pay, discharge or satisfy any actions, suits, proceedings or claims, other than the payment, discharge or satisfaction in each case in complete satisfaction, and with a complete release, of such matter with respect to all parties, of actions, suits, proceedings or claims that do not result in, individually or in the aggregate, a Material Adverse Effect; provided, however, if the Company determines to make such payment or satisfaction, the Company will give Oracle advance written notice of such determination prior to making any such payment, and if Oracle instructs the Company within 15 days of such notice not to make or commit to make such payment or satisfaction, then the Company will not make such payment; provided, further, that if Oracle provides such instruction, and the proposed resolution of such matter does not or would not result in a Material Adverse Effect, and is in complete satisfaction, and includes full release with respect to all parties to such matter without any payment or obligation of Oracle, (A) for purposes of the condition to the Merger regarding litigation, such matter will not be considered a threatened, or instituted and continuing, action, suit or proceeding and (B) for purposes of the conditions to the Merger regarding representations and warranties and adverse changes, any adverse effect against the Company in any such matter will not be considered or aggregated in determining whether a Material Adverse Effect has occurred; provided, further, that any such proposed payment or satisfaction will be considered or aggregated in determining whether a Material Adverse Effect has occurred; (xx) waive the benefits of, or agree to modify in any material manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party; (xxi) commence a lawsuit, except as provided for in the Merger Agreement; (xxii) make any payment or incur any liability or obligation to obtain any third party consent to the transactions contemplated under the Merger Agreement, except as provided in the Merger Agreement; (xxiii) take, or agree to take, any action that would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect; or (xxiv) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

NO SOLICITATION

     Pursuant to the Merger Agreement, the Company has agreed that the Company and its officers, directors, employees, representatives and agents will terminate any ongoing discussions or negotiations with respect to a Takeover Proposal (as hereinafter defined). The Company has agreed that it will not authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or its subsidiaries to (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Takeover Proposal. For purposes of the Merger Agreement, "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company or any of its subsidiaries or of over 20% of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

     Notwithstanding the foregoing, if at any time prior to the Effective Time, the Board of Directors of the Company determines in good faith, based on the written opinion of its legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Company may, in response to an unsolicited Takeover Proposal, and subject to compliance with the Merger Agreement, (i) furnish information with respect to the Company to any person pursuant to a confidentiality agreement in a form approved by Oracle (such approval not to be unreasonably withheld) and
(ii) participate in negotiations regarding such Takeover Proposal. The Company has agreed that neither the Board of Directors of the Company nor any committee thereof shall (a) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Oracle, the approval or recommendation by such Board of Directors or such committee of the Merger Agreement or the Merger, (b) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (c) cause the Company to enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the Effective Time the Board of Directors of the Company determines in good faith, based on the written opinion of its legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Board of Directors may withdraw or modify its approval or recommendation of the Merger Agreement or the Merger, approve or recommend any Superior Proposal (as defined below) or cause the Company to enter into an agreement with respect to a Superior Proposal, but in each case only at a time that is after the second business day following Oracle's receipt of written notice advising Oracle that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making the Superior Proposal. In addition, if the Company enters into an agreement with respect to any Superior Proposal, it shall concurrently with entering into such an agreement pay, or cause to be paid, to Oracle the Expenses and the Termination Fee. For purposes of the Merger Agreement, a "Superior Proposal" means any bona fide Takeover Proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's shareholders than the Merger.

ACCESS TO INFORMATION

     The Company has agreed to afford Oracle and its representatives access during normal business hours prior to the Effective Time to the properties, books, contracts, insurance policies, commitments and records of the Company and its subsidiaries, and during such period promptly to furnish Oracle with such other information concerning its business, properties and personnel as Oracle may reasonably request.

LEGAL COMPLIANCE

     Subject to the terms and conditions in the Merger Agreement, each of the parties to the Merger Agreement has agreed to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, each of the Company, Oracle and Acquisition Sub has agreed to take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it with respect to the Merger Agreement and the transactions contemplated thereby and to cooperate with, and furnish information to, each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby.

INDEMNIFICATION

     Oracle has agreed in the Merger Agreement, subject to certain limitations, that all rights to indemnification with respect to matters occurring through the Effective Time, existing in favor of directors, officers or employees of the Company as provided in the Company's Certificate of Incorporation, By-Laws or certain existing indemnification agreements between the Company and such parties, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time. Effective upon the Effective Time, to the fullest extent permitted by law, Oracle will guarantee the Company's and the Acquisition Sub's performance of the foregoing obligations of the Company and Acquisition Sub for a period of six years after the Effective Time. The Company's Certificate of Incorporation, Bylaws and such existing indemnification agreements provide for indemnification of the Company's directors and officers under certain circumstances for actions taken on behalf of the Company.

               PURCHASE AGREEMENT; REGISTRATION RIGHTS AGREEMENT

     The following summary of certain provisions of the Purchase Agreement and Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement and the Registration Rights Agreement, copies of which are attached hereto as Exhibits 2 and 3, respectively, and are incorporated herein by reference.

     On September 6, 1994, Oracle entered into a Purchase Agreement (the "Purchase Agreement") with the Company pursuant to which the Company issued 2,401,280 shares of Series F Preferred Stock ("Series F Stock") to Oracle, which shares were convertible into 1,200,640 shares (as adjusted to reflect a 1-for-2 reverse stock split in April 1995, the "Stock Split")) of the Company's Common Stock, at an aggregate purchase price of $4,500,000 (or approximating $3.75 per share of Common Stock). Pursuant to the Purchase Agreement, the Company also sold Oracle a warrant for $1,000 (the "Oracle Warrant") to purchase 890,426 (as adjusted to reflect the Stock Split) shares of Common Stock with an exercise price of $5.62 (as adjusted to reflect the Stock Split) per share. In connection with the purchase of the Series F Stock and the Oracle Warrant, Oracle became a party to a Registration Rights Agreement dated October 29, 1992, as amended and restated as of June 30, 1993 and as of September 6, 1994, pursuant to which Oracle was granted certain registration rights with respect to the shares of Common Stock of the Company issuable upon conversion or exercise of the Series F Stock and the Oracle Warrant.

     Upon the closing of the Company's initial public offering ("IPO") on June 15, 1995, the Series F Stock was converted into 1,200,640 shares of Common Stock and the Oracle Warrant was exercised into 596,062 shares of Common Stock. The exercise of the Oracle Warrant was effected through a cashless exercise as a result of Oracle's election to receive Common Stock equal in value to the difference between the aggregate exercise price for all the shares subject to the Oracle Warrant and the aggregate fair market value for all of the shares subject to the Oracle Warrant (which was assumed to have been the June 15, 1995 IPO price of $17.00 per share). In connection with the IPO, Oracle also sold 230,415 shares of Common Stock as a selling shareholder.

     Except as set forth in this Schedule 13D, to the best of Oracle's knowledge, no other contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, the division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

  Exhibit  Description
  -------  -----------

     1. Agreement and Plan of Merger dated as of September 24, 1996, among Datalogix International Inc., Oracle Corporation and Delphi Acquisition Corporation.

     2. Purchase Agreement dated as of September 6, 1994, between Datalogix International Inc. and Oracle Corporation.

     3. Registration Rights Agreement dated October 29, 1992, as amended and restated as of June 30, 1993 and as of September 6, 1994, by and among Datalogix International Inc. and certain of its shareholders.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 3, 1996

                           ORACLE CORPORATION



                           By:   /s/ RAYMOND L. OCAMPO JR
                               ---------------------------

                           Name:  Raymond L. Ocampo Jr.
                           Title: Senior Vice President, General Counsel
                                  and Secretary



                           DELPHI ACQUISITION CORPORATION



                           By:   /s/ THOMAS THEODORES
                               ----------------------

                           Name:  Thomas Theodores
                           Title: Vice President and Secretary

                            EXHIBITS TO SCHEDULE 13D

Exhibit                            Description                              Page
-------                            -----------                              ----
   1          Agreement and Plan of Merger dated as of September 24,
              1996, among Datalogix International Inc., Oracle
              Corporation and Delphi Acquisition Corporation.


   2 Purchase Agreement dated as of September 6, 1994, between Datalogix International Inc. and Oracle
              Corporation.

   3 Registration Rights Agreement dated October 29, 1992, as amended and restated as of June 30, 1993 and as of September 6, 1994, by and among Datalogix International
              Inc. and certain of its shareholders.

                                   APPENDIX I

EXECUTIVE OFFICERS AND DIRECTORS OF ORACLE CORPORATION

     Set forth below are the names and present principal occupation or employment of each executive officer and director of Oracle Corporation ("Oracle"). The business address of each of the persons listed below is the same as that set forth in Item 2 for Oracle.

   Executive Officers                 Present and Principal Occupation
   ------------------                 --------------------------------
Lawrence J. Ellison             Chief Executive Officer and Chairman of
                                the Board


Raymond J. Lane                 President, Chief Operating Officer and
                                Director


Jeffrey O. Henley               Executive Vice President, Chief Financial
                                Officer and Director


Dirk A. Kabcenell               Executive Vice President, Product
                                Division


David J. Roux                   Executive Vice President, Corporate
                                Development


Raymond L. Ocampo  Jr.          Senior Vice President, General Counsel and
                                Corporate Secretary


Thomas A. Williams              Vice President and Corporate Controller

 Directors (who are not also
Executive Officers of Oracle)           Present and Principal Occupation
-----------------------------           --------------------------------
James A. Abrahamson             Senior Advisor, Galway Partners
                                Chairman and Chief Executive Officer of
                                International Air Safety


Donald L. Lucas                 Venture Capitalist


Delbert W. Yocam                Independent Consultant


Michael J. Boskin               Tully M. Friedman Professor of Economics
                                and Senior Fellow
                                Hoover Institution
                                Stanford University



EXECUTIVE OFFICER AND DIRECTOR OF  DELPHI ACQUISITION CORPORATION

     Set forth below is the name and present principal occupation or employment of the executive officers and director of Delphi Acquisition Corporation. The business addresses of such individuals are the same as that set forth in Item 2 for Oracle Corporation.

Executive Officer/Director              Present Principal Occupation
--------------------------              ----------------------------
David J. Roux                   Executive Vice President, Corporate
                                Development of Oracle Corporation;
                                President and Chief Financial Officer of
                                Delphi Acquisition Corporation

Thomas Theodores                Vice President, Legal and
                                Assistant Secretary of Oracle Corporation;
                                Vice President and Secretary of Delphi
                                Acquisition Corporation